SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 26, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Joseph Villalta The Ruth Group +1-646-536-7003 jvillalta@theruthgroup.com

ChipMOS RECEIVES US$78.7 MILLION OF REPURCHASE REQUESTS FOR 3.375%

CONVERTIBLE SENIOR NOTES DUE 2011; COMPANY UPDATES Q3 2008 GUIDANCE

Hsinchu, Taiwan, September 26, 2008 – Today, ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced that the Company received repurchase requests for 3.375% Convertible Senior Notes due 2011 (the “Notes”) from holders of the Notes in the aggregate total principal amount of US$78.7 million during the window period of repurchase right exercise from August 29, 2008 until 5:00 p.m., London time, on September 22, 2008. The Company has wired the total required cash for this repurchase to the indenture trustee and paying agent for the Notes, The Bank of New York Mellon, on September 25, 2008. After this repurchase and the notes bought back previously, Notes in the aggregate total principal amount of US$2.3 million remain outstanding.

ChipMOS today also revised its guidance for the third quarter of 2008 to reflect the lower than expected demand in DRAM business due to output decrease from customers and inventory adjustment in the pipeline. The Company had originally expected third quarter 2008 revenue to be flat to down 6% compared to the second quarter of 2008 revenue of NT$4,817.1 million or US$158.7 million, with 2.5% to 5.5% of gross margin on a consolidated basis for the third quarter of 2008. The Company now expects revenue in the third quarter of 2008 to be down 6% to 12% compared to the second quarter of 2008 based on the exchange rate of NT$30.36 against US$1.00 as of Jun. 30, 2008, with -0.5% to 3.0% of gross margin on a consolidated basis for the third quarter of 2008. ChipMOS maintains its outlook for strong free cash flow generation capability in 2008 and going forward. The Company will keep focus on improving its balance sheet during down cycle through CB repurchase and debt ratio reduction.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.